Exhibit 77.k

CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

On August 16, 2010, Copley Fund, Inc. (the "Fund") was notified that Amper, Politziner and Mattia, LLP ("Amper") an independent registered public accounting firm combined its practice with that of Eisner LLP ("Eisner") and the name of the combined practice operates under the name EisnerAmper LLP. The Audit Committee of the Fund's Board of Directors has engaged EisnerAmper LLP to serve as the Fund's new independent registered public accounting firm.

During the Fund's fiscal year ended February 28, 2009 and through the date of this N-SAR-A, the Fund did not consult with Eisner regarding any matters or reportable events.

The audit report of Amper on the consolidated financial statements of the Fund as of and for the year ended February 28, 2009 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles.

In connection with the audit of the Fund's consolidated financial statements for the fiscal year ended February 28, 2009 and through the date of this N-SAR-A, there were (i) no disagreements between the Fund and Amper on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Amper, would have caused Amper to make reference to the subject matter of the disagreement in their report on the Fund's financial statements for such year or for any reporting period since the Fund's last fiscal year end and (ii) no reportable events.

The Fund has provided Amper a copy of the disclosures in this N-SAR-A and has requested that Amper furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not Amper agrees with the Fund's statements in this N-SAR-A. A copy of the letter dated August 18, 2010 furnished by Amper in response to that request is filed as an exhibit to this N-SAR-A.